U.S. SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549

                                      SCHEDULE 13D

                         UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                     (AMENDMENT NO.  )

                                    INNOVATION HOLDINGS

                                       COMMON STOCK

                                         457697100
                                       (CUSIP NUMBER)

                                 Robert Blagman, President
                                    Innovation Holdings
                                  1901 Avenue of the Stars
                                  Los Angeles, CA  90067


               (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                                     June 9, 2003

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or
(g), check the following box [  ].

1.  Names of Reporting Persons. S.S or I.R.S. Identification Nos.
of above Persons (entities only):   Catalyst Capital, LLC.

2.  Check the Appropriate Box if a Member of a Group (See
Instructions):
(a)________________________________________________________________
(b)________________________________________________________________

3.  SEC Use Only:
___________________________________________________________________

4.  Source of Funds (See Instructions):  OO
___________________________________________________________________

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
___________________________________________________________________

6.  Citizenship or Place of Organization:  Limited Liability
Company, California
_____________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:  320,000,000
_____________________________________________________________________

8.  Shared Voting Power:
_____________________________________________________________________

9.  Sole Dispositive Power:  320,000,000
_________________________

10.  Shared Dispositive Power:
_____________________________________________________________________

11.  Aggregate Amount Beneficially Owned by Each Reporting
Person:  320,000,000
_____________________________________________________________________

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
_____________________________________________________________________

13. Percent of Class Represented by Amount in Row (11):
_____________________________________________________________________

14.  Type of Reporting Person:  LLC
_____________________________________________________________________

15.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
_____________________________________________________________________

ITEM 1.   SECURITY AND ISSUER.

Innovation Holdings
Common Stock, $.001 par value
1901 Avenue of the Stars, Suite 1710
Los Angeles, CA  90067

ITEM 2.   IDENTITY AND BACKGROUND.

(a)  Name: Catalyst Capital, LLC
(b)  4625 W. Nevso, Las Vegas, NV  89103
(c)  Consultant
(d)  None
(e)  None
(f)  Limited Liability Company, California

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(1) On June 2, 2003, Kiran Sidhu gifted 20,000,000 common shares of stock of the issuer to Catalyst Capital, LLC. Catalyst Capital, LLC has a separate consulting agreement with the Issuer.

(2) On June 9, 2003, LeAnna M. Sidhu gifted 300,000,000 common shares of stock of the issuer to Catalyst Capital, LLC. Catalyst
Capital, LLC has a separate consulting agreement with the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

The purpose of these transactions were to enable the Issuer to contract with a consultant to perform necessary services for the Issuer, in exchange for securities of the Issuer, without having to expend operating capital of the Issuer. In this particular situation, the Issuer received services and consulting including but not limited to financial management and advising services.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Catalyst Capital, LLC acquired 20,000,000 of the common shares of the Issuer on June 2, 2003. Catalyst Capital, LLC acquired 300,000,000
common shares of the Issuer on June 9, 2003.    After Catalyst
Capital's acquisition of the aforementioned shares of the Issuer on June 2, 2003 and June 9, 2003, Catalyst Capital, LLC held a 320,000,000 common shares of the Issuer, and as of June 9, 2003, such amount represented approximately 13.49% of the total issued and outstanding common shares of the Issuer. LeAnna M. Sidhu and Kiran Sidhu are managing members of Catalyst Capital, LLC.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person does not have any contracts, arrangements, understandings or relationships with any other person with respect to the securities of the Issuer. (Voting trusts, agreements to issue finder's fees, loan or option arrangements, etc.)

                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.


Date:  July 1, 2003                    /s/  LeAnna M. Sidhu
                                       Managing Member of Catalyst Capital, LLC